Law Offices of Thomas E. Puzzo, PLLC
4221 NE 70th Street
Seattle, Washington 98115
Telephone: (206) 522-2256 / Facsimile: (206) 260-0111

Writer’s e-mail: tpuzzo@msn.com
Writer’s cell: (206) 412-6868

May 13, 2010

VIA EDGAR

H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Mascot Ventures Inc. (the “Company”) Amendment No. 2 to Form S-1 filed May 13, 2010 File No. 333-164845

Dear Mr. Schwall:

Attached please find copies of Amendment No. 2 to the referenced registrant’s Form S-1 (“Amendment No. 2 to Form S-1”) and a redlined Amendment No. 2 to Form S-1, submitted pursuant to the staff’s comment letter dated May 6, 2010.

Amendment No. 2 to the Form S-1 was filed with the Commission via EDGAR on May 13, 2010.

The staff’s comments are reproduced in italics in this letter, and the Company’s responses to the staff’s comments follow each staff comment.  Please note that the page references below refer to the page numbers of the enclosed redlined Amendment No. 2 to the Form S-1.

In response to the staff’s comments in its February 10, 2010 comment letter, we respectfully submit the following information on behalf of our client:

Registration Statement on Form S-1

Acquisition of the Monty Lode Property, page 18

1.
You responded to prior comment 1, “the company has complied with this comment.  Please see page 18 to Amendment No. 1 to the Form S-1.”  However, we were unable to locate any changes made to this disclosure, or determine the nature of your response.  Accordingly, we continue to seek clarification as to whether Mr. Sookochoff is deemed to be an expert, in which case you must include the required consent  from Mr. Sookochoff in your next amendment or, if Mr. Sookochoff is not deemed to be an expert, revise your corresponding disclosures, as necessary.  Accordingly we reissue prior comment 1.

H. Roger Schwall
May 13, 2010

The company has complied with this comment and prior comment 1.   The Company has included Mr. Sookochoff’s consent as an expert as Exhibit 23.3 to Amendment No. 2 to the Form S-1.

Management’s Discussion and Analysis of Financial Condition and results of Operation, page 26

Results of Operations, page 27

2.
We note you updated your filing to include your latest interim financial results and the comparable prior-period results.  Though your operating activities have been limited to date, please update your disclosure to also address any material changes inyour financial condition and results of operation for the latest interim and comparable prior periods presented.  Refer to Item 303(B) of Regulation S-K for additional guidance.

The company has complied with this comment. Please see page 28 to Amendment No. 2 to the Form S-1.

Financial Statements, page F-1

Statement of Cash Flows, page F-14

3.	Please label this statement as “unaudited” in your next amended filing..

The company has complied with this comment. Please see page F-14 to Amendment No. 2 to the Form S-1.

Please contact the undersigned if you have further comments or questions.

Very truly yours,

/s/ Thomas E. Puzzo

Thomas E. Puzzo